= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

    As filed with the Securities and Exchange Commission on February 7, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                   SCHEDULE TO
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     Of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 4)
                      ------------------------------------

                              EASTMAN KODAK COMPANY
                      (Name of Subject Company - - Issuer)

                              EASTMAN KODAK COMPANY
                       (Name of Filing Person - - Offeror)

                     ---------------------------------------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $2.50 PER SHARE,
   ISSUED UNDER THE EASTMAN KODAK COMPANY 1990 OMNIBUS LONG-TERM COMPENSATION
       PLAN, THE EASTMAN KODAK COMPANY 1995 OMNIBUS LONG-TERM COMPENSATION PLAN, THE KODAK STOCK OPTION PLAN, THE WAGE DIVIDEND PLAN AND THE 2000
                       OMNIBUS LONG-TERM COMPENSATION PLAN
                         (Title of Class of Securities)

                     ---------------------------------------

                                  JOYCE P. HAAG
                                    SECRETARY
                               LAURENCE L. HICKEY
                               ASSISTANT SECRETARY
                              EASTMAN KODAK COMPANY
                        ROCHESTER, NEW YORK 14650 - 0218
                             TELEPHONE: 585-724-4368
                             FACSIMILE: 585-724-9549
                  (Name,address and telephone number of person
                        authorized to receive notices and
                       communications on behalf of Filing
                                     Person)

                     ---------------------------------------

                                   COPIES TO:
                              Deborah McLean Quinn
                                Nixon Peabody LLP
                           Clinton Square, Suite 1300
                            Rochester, New York 14604
                                  585-263-1307
                             Facsimile: 585-263-1600

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

/  /     Third-party tender offer subject to Rule 14d-1.
/X/      Issuer tender offer subject to Rule 13e-4.
/  /     Going-private transaction subject to Rule 13e-3.
/  /     Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: / /

         This Amendment No. 4 amends and supplements the Tender Offer Statement of Eastman Kodak Company ("Kodak") on Schedule TO, filed with the Securities and Exchange Commission on January 18, 2002) and amended by Amendment Nos. 1, 2 and 3 filed on January 28, 2002 (the "Tender Offer Statement"), relating to the offer by Kodak to exchange outstanding employee stock options to purchase common stock, par value $2.50 per share, issued under the Eastman Kodak Company 1990 Omnibus Long-Term Compensation Plan, the Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, the Kodak Stock Option Plan, the Wage Dividend Plan and the 2000 Omnibus Long-Term Compensation Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated January 28, 2002 as amended hereby.

Item 4. TERMS OF THE TRANSACTION.

         (a) The description of the terms of the Offer set forth in the Offer to Exchange in the introductory language under the heading "Cancellation Date" to add the following sentences at the end of that section:

                  If Current Options are not accepted in the Offer by March 26, 2002, you may once again withdraw your tender.

         The description of the terms of the Offer set forth in the Offer to Exchange under the headings "Summary of Terms - 37. Can I change my Election" and "The Offer - 5. Withdrawal Rights" are hereby amended to add the following sentence at the end of each of those sections:

                  In addition, if Current Options are properly tendered but for whatever reason Kodak is unable to accept the tender by March 26, 2002, you may withdraw your tender of the Current Options on or after that date.

         The description of the Terms of the Offer set forth in the Offer to Exchange under the heading "The Offer - 6. Acceptance of Current Options for Exchange and Issuance of New Options" is hereby amended to delete from the first sentence the clause "as promptly as possible" and to replace that phrase with the work "promptly."

Item 10.  FINANCIAL STATEMENTS.

         The description of the terms of the Offer set forth in the Offer to Exchange under the heading "Summary - 41. How Should I Decide Whether or Not to Participate" is amended to add the following sentence at the end of that section:

                  You should read all the information provided to you in the Offer, including certain financial and other information described under the heading "The Offer - 75. Additional Information."

         The description of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer - 75. Additional Information" is amended to add the following sentence at the end of the second paragraph:

                  In addition, you should review any amendments to our Schedule TO and the Offer filed with the SEC, including among other things, the Summary Financial Statements filed with Amendment No. 4 to the Schedule TO and delivered to you as an Amendment to the Offer to Exchange.

Item 12. EXHIBITS.

         Item 12 to Kodak's Schedule TO is hereby amended to add the following Exhibit, which is filed with this Amendment No. 4 to Schedule TO:

                  99.13 (a)(1) Amendment, dated February 7, 2002, to Eastman Kodak Company Stock Option Exchange Program Tender Offer Statement, dated January 28, 2002

                  99.14 (a)(5) Text of e-mail message sent by Kodak to Eligible Employees on February 7, 2002

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information in this Amendment No. 4 to Schedule TO is true, complete and correct.

                                            EASTMAN KODAK COMPANY

                                            By:  /s/ Joyce P. Haag
                                                ------------------------------
                                                 Joyce P. Haag
                                                 Secretary